[AMERIGON LETTERHEAD]

January 6, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amerigon Incorporated – Form 10-K for the Year Ended December 31, 2007 Filed February 13, 2008 and Schedule 14A filed April 23, 2008 (File No. 000-21810)

Dear Sir or Madam:

Amerigon Incorporated (the “Company”) hereby responds to the comments of the staff of the Division of Corporation Finance set forth in the letter dated December 11, 2008 from Max Webb to Daniel Coker. The numbers of these responses set forth below correspond to the numbers in the comment letter. For your convenience, each comment is reproduced above each response. Please be advised that, although the comment letter was dated December 11, 2008, it was not received at the Company’s offices until late December, 2008 and, as a result of the established automotive industry year-end shut down, was not reviewed until January 5, 2009. Consequently, this response is being delivered as quickly as possible but not within the ten business days requested in the comment letter. Pursuant to a conversation with Nolan McWilliams of your office on January 5, 2009, the Company was granted an extension to respond to your comments.

Form 10-K

Risk Factors, page 7

1. In future filings, please add a risk favor discussing the risks associated with the recent downturn in automobile sales generally and of being dependent on a small number of direct customers.

As requested, a risk factor will be added to future filings discussing the risks associated with the recent downturn in automobile sales generally and of being dependent on a small number of direct customers.

Schedule 14A

Compensation Discussion and Analysis, page 17

2. We note your disclosure on page 18 that you consider the base salaries for your executive officers to be in line with base salaries paid to similar officers at similarly-situated

Securities and Exchange Commission

January 6, 2009

companies. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

As requested, future filings will identify those companies, if any, that are used in future periods as benchmarks for purposes of analyzing base salaries for our executive officers; furthermore, such disclosure will also include the degree to which the compensation committee considers such companies comparable to the Company.

Bonuses, page 19

3. We note your disclosure regarding your 2007 Management Incentive Plan. In future filings, please disclose all performance targets, including the EBIT amount, to be achieved in order for your employees, including named executive officers and management employees, to earn performance-related compensation. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

As requested, future filings will disclose all qualitative performance targets, including EBIT targets, to be achieved in order for employees, including named executive officers and management employees, to each performance-related compensation for completed fiscal years.

4. In future filings, please include narrative disclosure to discuss the bonuses awarded that are not listed in the summary compensation table, to the extent applicable. We note, for instance, your disclosure here regarding the Basel Level and Recognition Level awards to certain executives. However, it is unclear to whom you are referring when discussing the bonuses. Please revise in future filings or advise.

As requested, future filings will include a narrative disclosure to discuss the bonuses awarded that are listed in the summary compensation table making it clear which individuals are being referred to.

Summary Compensation Table, page 22

5. In future filings, please disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to financial statements, or discussion in Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Securities and Exchange Commission

January 6, 2009

Similarly revise to your 2007 Director Compensation, at page 17, in regard to your stock and option awards columns. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

As requested, future filings will disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table by reference to a discussion of those assumptions in our financial statements, footnotes to our financial statements or discussion in the Management’s Discussion and Analysis. Also as requested, a similar disclosure will be made in future filings in our Director Compensation section with respect to the column disclosing options awarded to our directors.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•

Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your attention and assistance in connection with the Company’s Form 10-K and Schedule 14A. We trust you will find the above responses to be satisfactory, but if you have any further questions or comments, please call the undersigned at (248) 504-0485.

Very truly yours,

AMERIGON INCORPORATED

By:	/S/ BARRY G. STEELE
Barry G. Steele Its: Vice-President Finance, Chief Financial Officer, Secretary and Treasurer

cc:	Max Webb, Assistant Director (mail stop 3561)
Audit Committee, Amerigon Incorporated
Honigman Miller Schwartz and Cohn LLP